EXHIBIT 4.12

CONSULTING AGREEMENT

THIS AGREEMENT effective the 1st day of March, 2011 (the “Commencement Date”).

BETWEEN:

CROSSHAIR EXPLORATION & MINING CORP., a company duly incorporated pursuant to the laws of the Province of British Columbia and having an office at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1

(hereinafter referred to as the “Company”)

AND:

MJM CONSULTING, a proprietorship having an office at 1240 - 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1

(hereinafter referred to as the “Consultant”)

AND:

MARK MORABITO, an Executive with an address at 1240 - 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1

(hereinafter referred to as “Morabito”)

WHEREAS:

A.           The Company is a junior uranium and gold exploration company, the shares of which trade on the Toronto Stock Exchange and NYSE Amex;

B.           The Consultant will provide the personal services of Morabito, who has certain exploration management expertise; and

C.           The Company wishes to engage the services of the Consultant, and the Consultant wishes to be engaged by the Company, to provide the personal services of Morabito to perform the functions of Executive Chairman and of a management consultant to the Company on the terms and conditions set forth in this Agreement; and

D.           The Company, the Consultant and Morabito wish to terminate the Consulting Agreement entered into among them and dated for reference March 1, 2010 (the ‘March 1st, 2010 Agreement”);

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein contained  and for other good and valuable consideration, the parties agree as follows:

1.           ENGAGEMENT OF CONSULTANT AND TERMINATION OF MARCH 1st , 2010 AGREEMENT

1.1           The Company hereby appoints and engages the Consultant to provide the personal services of Morabito to act as Executive Chairman of the Company and to perform the functions of a management consultant with respect to the Services (as defined below) and the Consultant hereby accepts such appointment and engagement by the Company, all upon and subject to the terms and conditions of this Agreement.

1.2           The March 1st, 2010 Agreement is hereby terminated, effective immediately.

2.	SERVICES OF CONSULTANT

2.1           During the Term (as defined below), the Consultant shall provide to the Company the personal services of Morabito to act as Executive Chairman of the Company and to provide such general management consulting services as the Company may require from time to time and as set out in Schedule “A” hereto (collectively, the “Services”).

2.2           During the Term (as defined below), the Consultant will allot the time necessary to the performance of the Services to the Company.  The Company acknowledges that the Consultant provides various services to other entities and nothing in this Agreement prohibits the Consultant from continuing to provide such services provided those other services do not conflict with the Consultant’s obligations to the Company.

2.3           The Consultant shall at all times and in all respects do its utmost to enhance and develop the business interests and welfare of the Company.

2.4           The Consultant shall report to the Board of Directors of the Company, and the Consultant shall furnish regular reports and any other data and information relating to the Services as may, from time to time, be requested by the Company.

3.	COMPENSATION

3.1           Fees:  For performing the Services, the Company shall pay to the Consultant a monthly consulting fee (the “Fee”) of $12,500 per month plus HST, payable semi-monthly on the 15th and last day of each successive month to the end of the term of this Agreement as defined in Section 5  below.

3.2           Bonus:  The Consultant will be eligible for an annual bonus in an amount to be determined at the discretion of the Board of Directors of the Company in consultation with the Consultant based on both the performance of the Consultant and the overall performance of the Company.

3.3           Options: In addition, the Consultant shall receive a grant of options to purchase common shares of the Company, with such options vesting pursuant to the terms of the Company’s stock option plan and subject to the terms and conditions of an option agreement, with such grant being subject to all required regulatory approvals, including the approval of the Toronto Stock

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Exchange. The number and terms of any options will be at the discretion of the Board of Directors of the Company.

3.4           Medical Benefits:  Morabito shall be eligible to participate in all medical, dental, extended health and insurance benefits offered to employees of the Company and all premium costs shall be paid by the Company.

4.	BUSINESS EXPENSES

4.1           The Company shall reimburse the Consultant in accordance with the Company’s policies for all reasonable business and travel expenses actually and properly incurred by the Consultant in connection with the Consultant’s duties hereunder.  Such reimbursement is subject to the Consultant keeping proper accounts and furnishing to the Company, within a reasonable time after the expenses are incurred, all applicable statements, vouchers and other evidence of expenses in such form as the Company may reasonably require.

5.	TERM AND RENEWAL

5.1           The term of this Agreement shall commence on the Commencement Date and shall continue until terminated as hereinafter provided (the “Term”).

6.	TERMINATION

6.1           The Consultant shall have the right to terminate this Agreement at any time by giving the Company at least thirty (30) days prior written notice of the effective date of such termination.

6.2           The Company may terminate this Agreement without just cause by providing the Consultant with written notice and paying to the Consultant a lump sum payment equivalent to twelve (12) months’ Fees.

6.3           This Agreement and the Term shall terminate automatically, without any prior notice or any payment to the Consultant, on the death or permanent incapacity of Morabito.

7.	CHANGE OF CONTROL

7.1           In the event that there is a Change in Control of the Company, either the Consultant or the Company shall have one year from the date of such Change in Control to elect to have the Consultant’s appointment terminated. In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to the Consultant that is equivalent to 36 months Base Fees plus an amount that is equivalent to all cash bonuses paid to the Consultant in the 36 months prior to the Change in Control.  Additionally, in the event the continuance of benefits is not permitted following a Change in Control under the applicable group insurance or benefit plan, the Corporation shall pay, no later than 30 days after the effective date of termination of the Consultant’s contract, an amount equal to the value of such benefits as determined by the Corporation's auditors using such methods and assumptions as the Corporation's auditors consider appropriate in the circumstances.  Following a Change in Control all stock options granted to the Consultant shall be dealt with in accordance with the

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terms of the Company’s stock option plan however all stock options granted to the Consultant, but not yet vested, shall vest immediately.

“Change in Control” shall be defined as the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Business Corporations Act (British Columbia) of:  (1) shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast at a meeting of the shareholders of the Company;  (2) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or (3) more than 50% of the material assets of the Company, including the acquisition of more than 50% of the material assets of any material subsidiary of the Company.

8.	CONFIDENTIALITY

8.1           The Consultant and Morabito acknowledge and agree that in the performance of the Consultant’s obligations under this Agreement, they may obtain knowledge of Confidential Information (as defined below) relating to the business or affairs of the Company and/or its affiliated companies (the “Affiliated Companies”).  The Consultant and Morabito shall not, without the prior written consent of the Company, either during the Term or at any time thereafter:

(a)	use or disclose any Confidential Information outside of the Company or the Affiliated Companies, except as reasonably necessary to perform the Services;

(b)
except in undertaking the Services, remove or aid in the removal from the premises of the Company or any of the Affiliated Companies any Confidential Information or any property or material relating thereto; or

(c)	use the Confidential Information for any purpose other than in performing the Services.

8.2           The Consultant and Morabito shall exercise a reasonable degree of care in safeguarding the aforementioned Confidential Information against loss, theft, or other inadvertent disclosure, and further agrees to take all reasonable steps necessary to ensure the maintenance of confidentiality.

8.3           Upon the termination of this Agreement, or upon the Company’s earlier request, the Consultant and Morabito shall promptly deliver to the Company all of the Confidential Information that the Consultant may have in its possession or control.

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8.4           In this Agreement, “Confidential Information” shall mean any information or knowledge including, without limitation, any document, materials, formula, pattern, design, system, program, device, software, plan, process, know how, research, discovery, strategy, method, idea, client list, marketing strategy or employee compensation, or copies or adaptations thereof, that:

(a)	relates to the business or affairs of the Company and/or the Affiliated Companies;

(b)	is private or confidential in that it is not generally known or available to the public; and

(c)	gives or would give the Company and/or the Affiliated Companies an opportunity to obtain an advantage over competitors who do not know of or use it.

8.5           Confidential Information shall specifically not include anything that:

(a)	is in or enters lawfully into the public domain other than as a result of a disclosure by the Consultant;

(b)	becomes available to the Consultant on a non-confidential basis from a source other than the Company, or any of its representatives, and that source was not under any obligation of confidentiality; or

(c)
the Consultant is required to disclose pursuant to an order of a court of competent jurisdiction or by the operation of law; provided that, the Consultant provides prompt prior written notice to the Company of such required disclosure and of the action which is proposed to be taken in response.  In such an event, and only after the Consultant shall have made a reasonable effort to obtain a protective order or other reliable assurance affording such information confidential treatment, the Consultant shall furnish only that portion of the Confidential Information which it is required to disclose.

9.	SPECIAL RELATIONSHIP

9.1           The Consultant is in a special relationship with the Company as such term is defined in applicable Canadian securities laws.  The Consultant and Morabito agree that they will not trade any securities of the Company unless any material information or changes have first been released to the public and secondly that in the event of termination of this Agreement the Consultant and Morabito will keep confidential such information until it is publicly disclosed.

9.2           Notwithstanding the generality of the foregoing, the Consultant and Morabito will ensure that any trading which the Consultant or Morabito does in the Company’s securities is done in compliance with all applicable securities laws.  The Consultant and Morabito agree that they will not compete with the Company by endeavouring to directly or indirectly acquire any business or property interests based upon information learned from the Company.  The Consultant and Morabito agree to provide to the Company all materials delivered to the Consultant in connection with this Agreement and all materials prepared by the Consultant for the Company in connection with this Agreement, upon termination hereof.

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10.	NON-SOLICITATION

10.1           The Consultant and Morabito covenant, undertake and agree with the Company that during the Term and for a period of one year from the date of expiration or termination of this Agreement for any reason whatsoever, they shall not, on their own behalf or on behalf of any Person, whether directly or indirectly, in any capacity whatsoever, offer employment to or solicit the employment of or otherwise entice away from the employment of the Company or any of the Affiliated Companies, any individual who is employed or engaged by the Company or any of the Affiliated Companies at the date of expiration or termination of this Agreement or who was employed or engaged by the Company or any of the Affiliated Companies within the one year period immediately preceding the date of expiration or termination of this Agreement, as applicable.

10.2           The Consultant and Morabito acknowledge and agree that the above restriction on non-solicitation is reasonable and necessary for the proper protection of the businesses, property and goodwill of the Company and the Affiliated Companies.

11.	COMPLIANCE WITH LAWS

11.1           The Services undertaken by the Consultant under this Agreement shall be in full compliance with all applicable laws and consistent with a high degree of business and professional ethics.

12.	INDEMNIFICATION

12.1           The Consultant shall indemnify and save harmless the Company for any demonstrated losses, damages, costs or other amounts, including without limitation reasonable legal fees, suffered or incurred by the Company arising out of third party claims relating to the presence or activities of the Consultant or its representatives in performing the Services to the extent that such losses, damages, costs or other amounts are caused by:

(a)	any wilful or knowing breach of the Consultant’s obligation in Section 11 herein; and

(b)	any gross negligence, wilful misconduct or fraud on the part of the Consultant in performing the Services.

12.2           Subject to the Consultant’s obligation to indemnify the Company under this Section 12, and provided that the Consultant has not breached Section 11, the Company shall indemnify and save harmless the Consultant for any demonstrated losses, damages, costs or other amounts, including without limitation reasonable legal fees, suffered or incurred by the Consultant arising out of third party claims relating to the presence or activities of the Consultant and/or its representatives in performing the Services to the extent that such losses, damages, costs or other amounts are caused by the gross negligence, wilful misconduct or fraud on the part of the Company.

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12.3           Neither the Company nor the Consultant shall be liable for any consequential loss, including but not limited to, claims for loss of profit, revenue or capital, loss of use of utilities, equipment or facilities, down-time cost, service interruption, cost of money, injury or damage of any character whatsoever.

13.	REMEDIES

13.1           The Consultant and Morabito acknowledge and agree that any breach of this Agreement by either of them could cause irreparable damage to the Company and/or the Affiliated Companies and that in the event of a breach by the Consultant or Morabito, the Company shall have in addition to any and all other remedies at law or in equity, the right to an injunction, specific performance or other equitable relief to prevent any violation by the Consultant of any of the provisions of this Agreement.  In the event of any such dispute, the Consultant and Morabito agree that the Company shall be entitled, without showing actual damages, to a temporary or permanent injunction restraining conduct of the Consultant pending a determination of such dispute and that no bond or other security shall be required from the Company in connection therewith.  The Consultant and Morabito acknowledge and agree that the remedies of the Company specified in this Agreement are in addition to and not in substitution for any other rights and remedies of the Company at law or in equity and that all such rights and remedies are cumulative and not alternative or exclusive of any other rights or remedies and that the Company may have recourse to any one or more of its available rights and remedies as it shall see fit.

14.	RIGHT OF SET-OFF

14.1           The Company may set-off against the Fees any amount owing to the Company by the Consultant under this Agreement.

15.	RELATIONSHIP

15.1           The Company and Consultant each acknowledge and agree that the only relationship of the Consultant to the Company created by this Agreement shall for all purposes be that of an independent contractor, and all Persons employed or engaged by the Consultant in connection herewith shall for all purposes be considered to be employed or engaged, as applicable, by the Consultant and not by the Company.  The Company shall have no obligation whatsoever to:

(a)	pay or compensate the Consultant and/or any representative thereof for:

(i)	taxes of any kind whatsoever that arise out of or with respect to any fee, remuneration or compensation provided to the Consultant under this Agreement, other than GST;

(ii)	holding any position with the Company;

(b)	provide benefits to the Consultant and/or any representative thereof relating to:

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(i)	sickness or accident, whether or not resulting from the performance by the Consultant of its obligations under this Agreement; or

(ii)	retirement or pension benefits.

15.2           The Consultant shall fully indemnify and hold harmless the Company from and against all assessments, claims, liabilities, costs, expenses and damages that the Company and/or any of the Affiliated Companies may suffer or incur with respect to any amount which a competent government authority determines should have been deducted by the Company from compensation payable to the Consultant.

16.	SURVIVAL OF TERMS

16.1           Sections 7 through 15, inclusive, and this Section 16, shall survive and remain in force notwithstanding the expiration or other termination of this Agreement for any reason whatsoever.  Any expiration or termination of this Agreement shall be without prejudice to any rights and obligations of the parties hereto arising or existing up to the effective date of such expiration or termination, or any remedies of the parties with respect thereto.

17.	NO ASSIGNMENT

17.1           Neither this Agreement nor any of the rights of any of the parties under this Agreement shall be assigned without the written consent of all the parties.

18.	SUCCESSOR AND ASSIGNS

18.1           The Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, successors and permitted assigns.

19.	WAIVER

19.1           Any waiver of any breach or default under this Agreement shall only be effective if in writing signed by the party against whom the waiver is sought to be enforced, and no waiver shall be implied by indulgence, delay or other act, omission or conduct. Any waiver shall only apply to the specific matter waived and only in the specific instance in which it is waived.

20.	GOVERNING LAWS

20.1           Unless otherwise agreed to in writing by the parties, the Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and the parties hereto submit and attorn to the jurisdiction of the courts of the Province of British Columbia.

21.	FURTHER ASSURANCES

21.1           Each of the parties shall, on request by the other party, execute and deliver or cause to be executed and delivered all such further documents and instruments and do all such further acts

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and things as the other party may reasonably require to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement and to ensure the completion of the transactions contemplated hereby.

22.	NOTICES

22.1           All notices required or permitted under this Agreement shall be in writing and shall be given by delivering such notice or mailing such notice by pre-paid registered mail or by facsimile transmission, addressed as follows:

If to the Company:

Crosshair Exploration & Mining Corp.

1240 - 1140 West Pender Street

Vancouver, BC  V6E 4G1

Attention:  C. Stewart Wallis

Fax:  (604) 681-8039

If to the Consultant:

MJM Consulting

1240 - 1140 West Pender Street

Vancouver, BC  V6E 4G1

Attention:                      Mark J. Morabito

Fax:  (604) 681-8039

If to Morabito:

Mark J. Morabito

1240 - 1140 West Pender Street

Vancouver, BC  V6E 4G1

Fax:  (604) 681-8039

Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered (or the next business day if the day of delivery is not a business day), and if mailed, shall be deemed to have been given or made and received on the fifth business day following the day on which it was so mailed and if faxed (with confirmation received) shall be deemed to have been given or made and received on the day on which it was so faxed (or the next business day if the day of sending is not a business day).  The parties may give from time to time written notice of change of address in the manner aforesaid.

23.	CONSTRUCTION

23.1           In this Agreement, unless otherwise indicated:

(a)	“Agreement” means this Consulting Agreement and all schedules attached thereto;

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(b)
the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(c)	“herein”, “hereby”, “hereunder”, “hereof”, “hereto” and words of similar import, refer to this Agreement as a whole and not to any particular Section of this Agreement.

(d)
a reference to a statute means that statute, as amended and in effect as of the date hereof, and includes each and every regulation and rule made thereunder and in effect as of the date hereof, and includes all amendments thereof given effect from time to time;

(e)	a reference to a Section means, unless the context otherwise requires, that specific Section in Agreement;

(f)	a reference to a “consent”, “notice” or “agreement” means a consent, notice or agreement, as the case may be, by an authorized representative of the party or parties thereto;

(g)	where a word, term or phrase is defined herein, its derivatives or other grammatical forms have a corresponding meaning;

(h)
all words, other than defined terms, used in this Agreement, regardless of the number and gender in which they are used, shall be deemed and construed to include the singular or the plural and the masculine, feminine or body corporate, as the context may require;

(i)	time is of the essence;

(j)
in the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a business day, such action shall be required to be taken on the next succeeding day which is a business day;

(k)	references to a “party” or “parties” are references to a party or parties to this Agreement;

(l)	the headings in this Agreement form no part of this Agreement and shall be deemed to have been inserted for convenience only; and

(m)	unless otherwise agreed to in writing by the parties, all dollar amounts referred to herein are expressed in Canadian dollars.

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24.	SEVERABILITY

24.1           If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, then to the fullest extent permitted by law: (a) all other provisions of this Agreement shall remain in full force and effect in such jurisdiction and shall be liberally construed in order to carry out the intentions of the parties as nearly as may be possible; and (b) such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of such provision in any other jurisdiction.

25.	FORCE MAJEURE

25.1           In the event that either party is prevented from performing or is unable to perform any of its obligations under this Agreement due to any act of God; fire; casualty; flood; war; strike; lockout; failure of public utilities; injunction or any act, exercise, assertion or requirement of governmental authority; epidemic; destruction of production facilities; riots; insurrection; or any other cause beyond the reasonable control of the party invoking this Section 25, if such party shall have used its reasonable efforts to avoid such occurrence, such party shall give notice to the other party in writing promptly, and thereupon the affected party’s performance shall be excused and the time for performance shall be extended for the period of delay or inability to perform due to such occurrence.

26.	AMENDMENT

26.1           This Agreement shall not be modified or amended except in writing signed by both parties.

27.	ENTIRE AGREEMENT

27.1           This Agreement, including Schedule “A”, constitutes the entire Agreement between the Company and the Consultant pertaining to the subject matter covered by this Agreement and there are no representations or warranties, express or implied, other than as set forth in this Agreement.  This Agreement supersedes any prior agreements, written or oral, in respect of the Consultant’s engagement by the company.  Any and all previous consulting agreements or understandings, oral or written, between the Company and the Consultant are hereby terminated and cancelled.  This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

28.	COUNTERPARTS AND FACSIMILE

28.1           This Agreement may be executed in one or more counterparts and delivered by facsimile or other electronic means, each of which when so executed shall constitute an original and all of which together shall constitute one and the same agreement.

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29.           INDEPENDENT LEGAL ADVICE

29.1           The Company has recommended to the Consultant that it obtain independent legal advice prior to signing this Agreement.  The Consultant acknowledges that it has received independent legal advice or has waived the opportunity to do so and has elected to proceed without benefit of same.

IN WITNESS WHEREOF this Agreement has been executed as of the Commencement Date.

CROSSHAIR EXPLORATION & MINING CORP.

Per:

“Sheila Paine”

Authorized Signatory

MJM CONSULTING

Per:

“Mark J. Morabito”

Authorized Signatory

SIGNED, SEALED, AND DELIVERED in the presence of: “Virginia Barraza” Witness 1240-1140 W. Pender St. Vancouver, BC, V6E 4G1 Address Legal Assistant Occupation	) ) ) ) ) ) ) ) ) ) )	“Mark J. Morabito” MARK J. MORABITO

EXHIBIT 4.12

SCHEDULE A

The Services to be performed by the Consultant shall include the following:

1.	Chair Board meetings and annual shareholder meetings and, if convenient, attend meetings of the committees of the Board;

2.	Provide leadership and establish guiding principles for the Board;

3.
Manage the affairs of the Board as well as any project or file resulting therefrom and chair discussions in such a way that strategic and policy decisions are fully discussed, debated and decided by the Board;

4.
Set the agenda for Board meetings in cooperation with the President and Chief Executive Officer and the Secretary of the Corporation, ensure that the strategic orientation is defined and communicated to the Board for its approval and that all material issues are dealt with by the Board during the year;

5.	Ensure that Board members have sufficient resources (in particular, relevant and timely information) for the Board to run efficiently;

6.
Follow up matters assigned by the Board to any of its committees and ensure that the matters considered by such committees are on the agenda of future Board meetings in order to inform the Board or to obtain its approval;

7.	Act as a resource person and advisor to the various Board committees;

8.	Ensure that the Board has efficient communication channels regarding all material issues concerning the business and see to it that directors are informed about these issues;

9.
Ensure that shareholders are adequately informed with respect to the Corporation’s affairs and that there are efficient relations and communication channels between management, the Board and shareholders;

10.	Act as a representative of the Board and consult with Board members outside the regularly scheduled meetings of the Board and of committees;

11.
Meet as often as required with the Chief Executive Office of the Corporation to ensure that there is efficient communication between the Executive Chairman of the Board, the President and Chief Executive Officer and Board members;

12.
In consultation with the President and Chief Executive Office, the Executive Chairman of the Board may act as the Corporation’s representative with shareholders or business partners of the Corporation;

13.	Supervise the internal audit team; and

14.	Take primary responsibility for fundraising activities.